

David Shahan · 3rd

Chief Executive Officer at DAZZ Cleaner

Broomfield, Colorado, United States · **Contact info**

500+ connections

DAZZ DAZZ Cleaner

Haslam College of Business at the University of Tennessee

Experience

 **Chief Executive Officer**
DAZZ Cleaner
May 2012 – Present · 9 yrs 6 mos

 **Founder / CEO**
Sunstate Laboratories
Sep 2011 – Present · 10 yrs 2 mos
Westminster, CO

Founder

 dazz_logo_tagline
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 **Regional Vice President**
Jani-King
Feb 1996 – Jan 2019 · 23 yrs
Greater Denver Area

 **Owner-Certified Master Dry Cleaner**
Press XPress
Jan 1989 – Jun 1994 · 5 yrs 6 mos

Education

 **Haslam College of Business at the University of Tennessee**
BS, Finance
1982 – 1987

 **Techceuticals**
Tablet Manufacturing
2012 – 2012

 **International Fabricare Institute**
Certified Master Dry Cleaner, Chemical Technologies for Cleaning Industries
1991 – 1991

Show 1 more education ⌄

Volunteer experience

 **Soccer Coach**
West Florida Premier
Sep 2003 – Mar 2017 · 13 yrs 7 mos

Youth soccer coach